SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.     )*

MERRILL MERCHANTS BANCSHARES, INC.

(Name of Issuer)

COMMON STOCK, $1.00 PAR VALUE PER SHARE

(Title and Class of Securities)

59021H103

(CUSIP number)

Paul A. Perrault

Chairman, Chief Executive Officer and President

Chittenden Corporation

Two Burlington Square

Burlington, VT 05401

(802) 658-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59021H103	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Chittenden Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Vermont

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,057,622
8 SHARED VOTING POWER

—0—
9 SOLE DISPOSITIVE POWER

—0—
10 SHARED DISPOSITIVE POWER

—0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,057,622
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 59021H103	13D	Page 3 of 6 Pages

Item 1. Security and Issuer.

The securities to which this statement relates are shares of common stock, par value $1.00 per share (the “Shares”), of Merrill Merchants Bancshares, Inc., a Maine corporation (the “Company”). The principal executive offices of the Company are located at 201 Main Street, Bangor, ME 04401.

Item 2. Identity and Background.

(a) - (c) Chittenden Corporation, a Vermont corporation (“Chittenden” or the “Reporting Person”), is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. Chittenden offers a broad range of financial products and services, including deposit accounts and services; consumer, commercial, and public sector loans; insurance; brokerage; and investment and trust services to individuals, businesses, and the public sector. Its subsidiary banks are Chittenden Bank, The Bank of Western Massachusetts, Flagship Bank and Trust Company, Maine Bank & Trust Company and Ocean National Bank. Chittenden Trust Company, a subsidiary of Chittenden, also operates under the names Chittenden Services Group and Chittenden Mortgage Services, and it owns Chittenden Insurance Group, LLC and Chittenden Securities, LLC. The principal executive offices of Chittenden are located at Two Burlington Square, Burlington, VT 05401.

Attached hereto as Exhibit 99.1 is a list of the directors and executive officers of Chittenden which contains the information required to be provided in this statement with respect to each such person and is specifically incorporated herein by reference.

(d) - (e) During the last five (5) years, neither Chittenden nor, to Chittenden’s knowledge, any director or executive officer listed in Exhibit 99.1, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, neither Chittenden nor, to Chittenden’s knowledge, any of the persons listed in Exhibit 99.1, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the persons listed in Exhibit 99.1 is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On January 18, 2007, Chittenden and each of The Bullock Family Trust, Edwin N. Clift, Joseph H. Cyr, John R. Graham, Perry B. Hansen, Deborah A. Jordan, William P. Lucy, Frederick A. Oldenburg, Jr. and Dennis L. Shubert (collectively, the “Shareholders”) entered into a Voting Agreement (each a “Voting Agreement” and, collectively, the “Voting Agreements”) as an inducement for Chittenden to enter into the Merger Agreement discussed in Item 4 and in consideration thereof. The Shareholders are comprised of certain directors and executive officers of the Company and their affiliates. Chittenden has not paid additional consideration to the Shareholders or the Company in connection with the execution and delivery of the Voting Agreements.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 4. Purpose of Transaction.

(a) - (b) On January 18, 2007, the Company and Chittenden entered into an Agreement and Plan of Merger (the “Merger Agreement”). Subject to the terms and conditions of the Merger Agreement, the Company will be merged with and into Chittenden, with Chittenden being the surviving corporation (the “Merger”). As a result of the Merger, each Share issued and outstanding immediately prior to the

CUSIP No. 59021H103	13D	Page 4 of 6 Pages

effective time of the Merger shall be converted into either: (i) $31.00 in cash; or (ii) 1.02 shares of Chittenden common stock. The obligations of the parties to the Merger Agreement to effect the Merger are subject to certain conditions, including the approval of the Merger by the Company’s shareholders, and the receipt of applicable federal and state bank regulatory approvals.

Chittenden entered into the Voting Agreements in connection with the Merger Agreement. Pursuant to the Voting Agreements, each of the Shareholders agreed to vote, and has granted to Chittenden an irrevocable proxy and power of attorney to vote, his, her or its Shares owned as of January 18, 2007 or acquired thereafter: (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty, or any other obligation or agreement of the Company contained in the Merger Agreement or of the Shareholder contained in the Voting Agreement, or that would preclude fulfillment of a condition under the Merger Agreement to the Company’s and Chittenden’s respective obligations to consummate the Merger; and (iii) against any Acquisition Proposal, or any agreement or transaction that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger or any of the transactions contemplated by the Merger Agreement.

The term “Acquisition Proposal” is defined under the Merger Agreement as any inquiry, offer or proposal (other than an inquiry, offer or proposal from Chittenden), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of the Company or any of its subsidiaries representing, in the aggregate, fifteen percent (15%) or more of the assets of the Company and its subsidiaries on a consolidated basis; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing fifteen percent (15%) or more of the votes attached to the outstanding securities of the Company or any of its subsidiaries; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning fifteen percent (15%) or more of any class of equity securities of the Company or any of its subsidiaries; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

The Voting Agreements also provide that, except under certain limited circumstances, each Shareholder will not sell, assign, transfer or otherwise dispose of or encumber any of such Shareholder’s Shares owned as of January 18, 2007 or acquired thereafter. The Voting Agreements will terminate upon the earlier of the effective time of the Merger or the termination of the Merger Agreement in accordance with its terms.

The purpose of the transactions contemplated by the Voting Agreements is to support the consummation of the transactions contemplated under the Merger Agreement.

(c) Not applicable.

(d) Upon the consummation of the Merger, the directors of Chittenden immediately prior to the effective time of the Merger will be the directors of Chittenden, the surviving corporation in the Merger, until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of Chittenden. Upon consummation of the Merger, the officers of Chittenden immediately prior to the effective time of the Merger will be the officers of Chittenden, the surviving corporation in the Merger, each to hold office in accordance with the articles of incorporation and bylaws of Chittenden.

CUSIP No. 59021H103	13D	Page 5 of 6 Pages

(e) Other than as a result of the Merger described in Item 4(a) above, not applicable.

(f) Not applicable.

(g) At the effective time of the Merger, the articles of incorporation of Chittenden, as in effect immediately prior to the effective time, shall be the articles of incorporation of the surviving corporation until amended in accordance with applicable law. The bylaws of Chittenden, as in effect immediately prior to the effective time, shall be the bylaws of the surviving corporation.

(h) - (i) If the Merger is consummated as planned, the Shares will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and delisted from the NASDAQ Global Market.

(j) Other than as described above, Chittenden currently has no plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement as set forth herein are qualified in their entirety by reference to the Merger Agreement and the form of Voting Agreement, included as Exhibits 99.2 and 99.3, respectively, to this statement, and such agreements are incorporated herein in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer.

(a) - (b) Prior to January 18, 2007, Chittenden was not the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of any Shares. Upon execution of the Voting Agreements, Chittenden may be deemed to have acquired sole voting power (for the purposes described in the Voting Agreements) with respect to, and beneficial ownership of, the Shares beneficially owned by each of the Shareholders. Based on representations made by the Shareholders in the Voting Agreements, the Shareholders subject to the Voting Agreements beneficially own 1,057,622 Shares, constituting approximately 29.8% of the total issued and outstanding Shares (based on 3,550,410 Shares, the number of Shares outstanding as of January 18, 2007 as represented by the Company in the Merger Agreement).

(c) The information set forth in Item 4 above is incorporated herein by reference.

(d) To Chittenden’s knowledge, each Shareholder has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares owned by such Shareholder and reported by this statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3 and 4 above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

*99.1	Directors and Executive Officers of Chittenden Corporation

CUSIP No. 59021H103	13D	Page 6 of 6 Pages

99.2	Agreement and Plan of Merger, dated as of January 18, 2007, by and between Chittenden and the Company (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed January 19, 2007 (File No. 000-24715))

*99.3	Form of Voting Agreement, dated as of January 18, 2007, by and between Chittenden and each of The Bullock Family Trust, Edwin N. Clift, Joseph H. Cyr, John R. Graham, Perry B. Hansen, Deborah A. Jordan, William P. Lucy, Frederick A. Oldenburg, Jr. and Dennis L. Shubert

*	Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 26, 2007	CHITTENDEN CORPORATION

	By:	/s/ F. Sheldon Prentice
F. Sheldon Prentice
Senior Vice President, General Counsel and Corporate Secretary